Exhibit (a)(1)(H)

Subject:  Stock Option Exchange Accepted Confirmation

Dear Team Member

Your DealerTrack Stock Options Exchange Offer election has been recorded as follows:

			Exercise	Eligible
Original	Option		Price per	Options for	Exchange	Replacement	Election to
Grant Date	Number	Option Type	Share	Exchange	Ratios	Shares	Tender?

We strongly encourage you to print this page and keep it for your records.

You can change or withdraw your election at any time before the expiration of the exchange offer, by following the instructions on the exchange offer website at https://dealertrack.equitybenefits.com, before the exchange offer ends at 11:59 p.m., Eastern Time on September 3, 2009, unless we announce that we have extended the deadline of the offer. After the exchange offer ends, you cannot change or withdraw your election and the last election we received from you prior to the deadline will be final.

Should you have any questions, please contact DealerTrack’s Option Exchange Customer Service Center at 1-800-494-7195 or by email to dealertrack@sos-team.com.

The complete terms and conditions of the exchange offer are described in the Offer to Exchange Certain Stock Options for Replacement Stock Options, dated as of August 7, 2009, which you can access at https://dealertrack.equitybenefits.com.